Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF POLL RESULTS OF

THE ANNUAL GENERAL MEETING HELD ON 23 MAY 2013

The Board is pleased to announce that the Ordinary Resolutions were duly passed by way of poll at the AGM.

Reference is made to the notice (the “AGM Notice”) of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 26 March 2013. Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice.

POLL RESULTS OF THE AGM

The board of directors of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice (the “Ordinary Resolutions”) were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM. The poll results in respect of the Ordinary Resolutions are as follows:

ORDINARY RESOLUTIONS		Number of votes and percentage
		For	Against

1.	To review and approve the work report of the board of directors of the Company for 2012	3,356,984,842 99.99%	397,050 0.01%

2.	To review and approve the work report of the supervisory committee of the Company for 2012	3,356,969,592 99.99%	399,800 0.01%

3.	To review and approve the audited financial statements of the Company for 2012	3,357,118,492 99.99%	372,100 0.01%

4.	To review and approve the profits distribution proposal of the Company for 2012	3,356,180,742 99.98%	586,450 0.02%

5.	To review and approve the financial budget proposal of the Company for 2013	3,335,173,792 99.99%	430,000 0.01%

6.

To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2013 and to authorize the board of directors and the audit committee to determine its remuneration

		3,358,802,342 99.98%	546,950 0.02%

7.

To review and approve the re-appointment of PricewaterhouseCoopers as the international auditor to the Company for 2013 and to authorize the board of directors and the audit committee to determine its remuneration

		3,358,827,192 99.98%	516,550 0.02%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the holders to attend and vote for or against the Ordinary Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM. No Shareholders were required to abstain from voting on any Ordinary Resolutions at the AGM.

PAYMENT OF 2012 FINAL DIVIDEND

A final cash dividend of RMB0.08 per Share (pre-tax) will be distributed to all H shareholders whose names appeared on the register of members of H Shares of the Company on Monday, 3 June 2013. The registers of members of the Company will be closed from Wednesday, 29 May 2013 to Monday, 3 June 2013 (both days inclusive), during which period no transfer of shares will be registered. For any holders of H Shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 28 May 2013.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:

Dividends payable to holders of H Shares are calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

Final Dividend in	=	The Renminbi value of the final dividend
Hong Kong Dollars		The average closing exchange rate of Renminbi to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2012 final dividends to be paid to holders of H Shares, the average closing exchange rate of Hong Kong dollars to Renminbi as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 23 May 2013) was HK$1.00 to RMB0.79847. Therefore, the dividend per H Share of the Company, being RMB0.08, will be HK$0.100192.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2012 payable to the non-resident enterprise shareholders whose names appear on the registers of members of the Company’s H Shares is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2012 final dividend to all individual holders of H Shares whose names appear on the registers of members of the Company’s H Shares on Monday, 3 June 2013, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for the holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and dispatched on or before 22 July 2013. Dividends distributed to the holders of H Shares by mail shall be posted at the risk of the recipients.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiang Dong
Company Secretary

Shenzhen, the PRC, 23 May 2013

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Li Wenxin
Shen Yi
Luo Qing

Non-executive Directors

Sun Jing
Yu Zhiming
Li Liang

Independent Non-executive Directors

Lo Mun Lam
Liu Xueheng
Liu Feiming